Mail Stop 6010
      July 27, 2005


David M. Daniels, CEO
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044


Dear Mr. Daniels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table
Selling Security Holders, page 56
Plan of Distribution, page 59

1. We note that the company`s common stock does not trade on any established market. Provide that selling shareholders will sell at a specified fixed price per share until your shares are quoted on the
OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or at privately negotiated prices.
Revise
your prospectus, including your plan of distribution, accordingly.


National Health Partners, Inc., page 1

2. We note in a press release by XRAYMedia.com dated October 23,
2003
that you apparently operated under the name International Health Partners, Inc. at that time. Please revise to discuss any former or alternative or trade style names you used in the past five years.
3. Please expand the appropriate section to discuss in greater detail your relationship with independent marketing representatives, such as the number of representatives, the fees paid to them and the percentage of your revenues from marketing representatives.

Risk Factors, page 2

4. Please expand the appropriate risk factor to highlight the going concern opinion.

Overview, page 15

5. Please provide us with support for the reference to "a leading national healthcare savings organization."

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

Comparison of Three-Month Periods Ended March 31, 2005 and 2004,
page
17

6. Please tell us why you only discuss $57,562 of your total change
of $111,464 in general and administrative expenses.  Please
disclose
the causes of the other significant changes, or tell us why
additional disclosure is not necessary or required.    Please tell
us
why you expensed the fiscal 2004 audit fee of $74,232 in the three months ended March 31, 2005, and not within fiscal 2004.
7. Please revise to discuss the nature of the significant cost elements included within your cost of sales. Please also discuss the causes of significant changes in your cost of sales and gross profit for each period presented in your financial statements. Please note that you should not present separate line items titled cost of sales and gross profit unless your cost of sales line item includes all expenses related to your cost of sales. For example, we note that you exclude all salary expenses and depreciation from your cost of sales and gross profit. Please tell us how this presentation complies with SAB Topic 11.B.
8. Please expand the disclosure about commissions received from the sale of insurance products to discuss, if material, the insurance products.

General and Administrative Expenses, pages 18 and 19

9. Please discuss the amount of commissions paid during each period, and the principal factors bearing upon the percentage of revenues represented by commission costs.

Comparison of Years Ended December 31, 2004 and 2003, page 19

10. We note from your disclosure on page 17 that you derive revenue from two sources: monthly membership fees and commissions from the sale of insurance products. Please disclose the extent to which each source contributed to your revenues in each period presented and discuss the causes of significant changes in each type of revenue. For membership fees, we note that you sell the memberships directly or through retailers, outlets, unions and associations. Please disclose the extent to which each of these sources contributed to your revenues in the three months ended March 31, 2005 compared to the same period in 2004. Please explain why and how the difference in the source of your revenues (i.e., direct vs. indirect) impacts your revenues and costs. We note the significant reduction in your revenues between 2004 and 2003 as a result of a change in the source of your revenues. Please also quantify to the extent practicable the amount of revenues derived in each period related to new members versus recurring revenues from old members. If practicable, quantify the number of members in each period.
11. Please also tell us why you only discuss $172,001 of your total change of $328,543 in general and administrative expenses. Please disclose the causes of the other significant changes, or tell us why additional disclosure is not necessary or required. Please tell us why you include payroll taxes within general and administrative expenses and not within salary expense. Due to the significance of the amount of professional fees incurred in 2004, please revise your discussion of the causes of significant changes for this item to quantify each of the factors listed to the extent practicable. Please also disclose in more detail the nature of the business transactions and the accounting and marketing activities of January and February 2004 that you discuss in the first paragraph on page 20.
12. Please expand the appropriate section to discuss the services of
$874,125 from your chief executive officer and any material offsetting expenses.

Health Savings Industry, page 26

13. Please provide us with support for the references to $1 billion and $27 billion.

Our CARExpress Membership Program, page 27

14. Your website discusses long term care facilities as providers. Please discuss this aspect of your provider network and member benefit.
15. At an appropriate place please discuss the number of members you have at relevant benchmark dates. Break down the number by sales channel and plan level. Discuss your member retention rate.
16. Please discuss, if material, how your program would be of interest to persons enrolled in large publicly-funded health insurance/care programs such as Medicare, Medicaid and the Veterans
Health Administration.
17. Please discuss how the provider verifies that the membership is currently valid.
18. Please discuss in greater detail your arrangement with your contract partner, such as identify the contract partner and discuss the material terms of your agreement with the contract partner.

CARExpress Insurance Programs, page 32

19. Please discuss the material terms of your agreement with National
Health Brokerage Group.
20. The disclosure on page 33 about the insurance products you offer conflicts with disclosure elsewhere in your document, such as pages 6 and 28, about insurance. Please advise or revise.

Suppliers, page 35

21. Please provide a description of the provider services you utilize from each of your principal suppliers. Also, discuss the material terms of your agreements with preferred provider organizations.



Marketing and Distribution, page 35

22. Please describe what you refer to as "healthcare contacts linked to our executive officers." Explain the significance of these contacts in securing and maintaining supplier relationships.
23. Please describe in greater detail the arrangements you have with retailers such as commission structure and incentives. Describe the methods they use to sell your memberships. Provide similar information for unions and associations, and small business and trade associations.
24. Please disclose how small businesses, trade associations, unions and associations are compensated for distributing your product.
25. Please identify by name your principal marketing partners.
26. Please describe your success with each principal distribution channel to date.
27. Please revise to describe the "network marketing" operations of your representatives. We note discussion later of regulation of this business practice.

Customer Service, Training and Support, page 37

28. Please provide us with support for the reference to "superior customer support."
29. Please disclose the number of service agents as of the most recent practical date.

Technology, page 38

30. Please quantify the "substantial investments."
31. Please explain the term "genealogy reporting."

Competition, page 39

32. Please provide a comparative description of products, services, promotional incentives and prices with your principal competitors.



Regulatory and Legislative Issues, page 40

33. Please describe the "current regulations in certain states" that limit your ability to operate.
34. Please describe the "recently enacted or introduced legislation and/or regulations" that may affect your selling methods. Describe how you will be affected to the extent practical.
35. Please expand the first paragraph on page 42 to clarify the reference to "certain markets" such as which markets and whether such markets are applicable to your business.
36. Please clarify why you believe you are not currently required to comply with HIPAA. Also, clarify the references to "certain of these regulations" and "certain aspects," such as which regulations and which aspects. In addition, please tell us why you have not included a risk factor that highlights this matter.

Employees, page 43

37. Please clarify whether management executives, and call center and other customer service personnel are included in the total employee count of nine.

Properties, page 43

38. Please file material leases as exhibits to the registration statement.
Management, page 44

39. Please expand the appropriate section to clarify the nature and scale of the company`s business operations prior to 2004. For example, the statement of operation for 2003 shows a total of only $160,000 for all salaries and general and administrative expenses. Also, expand the disclosure to clarify the nature and extent of the duties of Mr. Folts and Ms. Bathurst during that period.
40. Please describe in greater detail the nature and extent of the "financing and management consulting services" provided by Mr. Daniels from 1998 to 2004.

Security Ownership of Certain Beneficial Owners and Management,
page
50

41. Please add a risk factor to highlight the control of the officers and directors.
42. Please clarify your relationship with Ronald Westman and Jay
Rosen.
43. Please disclose the exercise price of the warrants and options.

Shares Eligible for Future Sale, page 54

44. Please expand the second paragraph to clarify the number of shares subject to outstanding warrants and options that will be freely tradable upon exercise.
45. Please state the warrant expiration date(s) and exercise price(s).
46. Disclose any offering period restrictions. For example, we note in Item 26 of the registration statement that the exercisability of some warrants expires after a fixed period following effectiveness of this registration statement.

Rule 144, page 54

47. Please clarify the final sentence in this subsection.

Selling Security Holders, page 55

48. Please disclose the transactions in which the registered shares were acquired by each selling shareholder.
49. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.
50. Please describe any position, office or other material relationship that each selling security holder has had within the past three years with you or any of your predecessors or affiliates.
See Item 507 of Regulation S-B.

Registration Rights, page 55

51. Please file the registration rights agreement, as well as any securities sales agreements to the extent required by Reg. S-B
Item
601(b)(10).

Where you can find more information, page 64

52. Please clarify the last paragraph of this section about your listing.
Annual Financial Statements, page F-1

Consolidated Statements of Stockholders` Equity, page F-6

53. Please reconcile the descriptions, number of shares, and related amounts in 2004 to your disclosures of equity transactions on pages
22 and II-2.

Note 1. Nature of Organization, page F-9

a. Organization and Business Activities, page F-9

54. Please explain to us in more detail the structure of your relationship with marketing representatives. Tell us the nature and significant terms of these relationships and any related agreements.
Discuss whether or not these representatives must pay you any initial or ongoing fees as a result of their relationship to you.

e. Basic Loss Per Share, page F-9

55. We note your disclosure that the Company has excluded
10,724,791
common stock equivalents for the year ended December 31, 2004.
Please revise to discuss why these shares have been excluded from the computation of basic loss per share.

g. Revenue Recognition, page F-11

56. We note that you record revenue upon the receipt of payment. Please tell us why you believe that this revenue recognition method
is appropriate and consistent with U.S. GAAP.   Explain methods of
billing, timing of receipt of payment, and the related timing of the services you provide. Discuss why you refer to pre-billing revenues and recording a deferral for the amount. We note no accounts receivable. Please explain the entries you record for this transaction. Tell us and disclose the nature of any refund obligations, rights of return, money-back guarantees, etc. and how you account for those obligations and why. Cite the accounting literature upon which you relied. Discuss how you considered both the accounting and disclosure requirements of SAB Topic 13.A, Question 4(a) and why. Reconcile with the disclosures on page 16.


57. We note from page 36 that you are offering features to encourage new subscribers to try out CARExpress membership programs, including early cancellation privileges, refund guarantees and trial periods of free or discounted membership. Please tell us and disclose the nature of these programs and how you account for them. Cite the accounting literature upon which you relied and explain how you applied that literature to your situation. Tell us the extent to which you offered the programs in the periods presented, including interim periods in fiscal 2005.
58. Please tell us and disclose the significant terms of your agreements with health care providers and how you account for those agreements and why.

h. Newly Issued Accounting Pronouncements, page F-11

59. Since you are a small business issuer, it appears that you must adopt SFAS 123R as of the beginning of your annual reporting period that begins after December 15, 2005. Please revise and clarify when you plan to adopt the new statement. You should clearly describe in
MD&A the change in accounting policy that will be required by Statement 123R in subsequent periods and the reasonably likely material future effects. See SAB`s 74 and 107 and www.sec.gov/news/press/2005-57.htm.

k. Fixed Assets, page F-13

60. We note that you have capitalized costs related to your website.
We note in your discussion of results of operations on page 18 that you also expense a portion of your website development costs. Please tell us how you have considered the guidance in EITF 00-2 in accounting for your website development costs.

Note 3. Accrued Expenses and Note 4. Notes Payable, page F-14

61. We note that you have accrued expenses of $75,955 and notes payable of $80,993 to U.S. Script as of December 31, 2004. Please tell us and disclose the nature of your relationship with U.S. Script. That is, discuss whether or not U.S. Script is a related party and the nature of the services, goods, etc. provided in exchange for the notes and accounts payable.

Note 7. Equity Transactions, page F-16

62. We note that on February 17, 2004 you issued 1.7 million shares of common stock to your Chief Executive Officer for services rendered, resulting in total consideration of $874,125. Tell us and revise to disclose the time period in which the services were rendered and how the amounts are reflected in the statements of operations.
63. Please tell us why the losses on extinguishment of debt of $11,710 and $13,260 on March 4, 2004 were accounted for as a debit to additional paid-in capital and show us the accounting entries you made for these transactions. Cite the accounting literature upon which you relied.
64. Please disclose the dates that you issued the shares in each of your three private placements in fiscal 2004. Please disclose the significant terms of the private placement agreements, including the warrants and any registration rights and related penalties associated with the stock and underlying warrants. Tell us and disclose how you are accounting for and valuing the warrants and tell us why. Cite the accounting literature upon which you relied. See EITF 00-19 and
SFAS 133.

Note 8. Stock Options, page F-18

65. We note that you granted 7,015,000 options to your employees, officers and directors at $0.40 per share in September and December
2004 that fully vested on the grant date. We also note that you issued common stock in private placements during 2004 at $0.50 per share and valued common stock issued for services during this time at
$0.50 per share. Since it appears that the exercise price is below the fair market value of the common stock on the date of grant, please tell us why you did not record stock compensation expense related to these stock options.
66. Please revise the notes to your annual and interim financial statements to move your stock option pro forma disclosure from this footnote to your summary of significant accounting policies footnote in accordance with paragraph 45 of SFAS 123.

March 31, 2005 Financial Statements, page F-21

Review Report of Auditors, page F-21

67. Please request your auditors to include the city and state of issue on their report. Additionally, we note that the report does not refer to your subsidiary or consolidated financial statements. As such, please either remove this review report, or include a review report that addresses your consolidated interim financial statements and not just the financial information of the parent.
Consolidated Statements of Cash Flows, page F-25

68. Please tell us why you classified the increase in your certificate of deposit as net cash used by financing activities.

Note 5. Equity Transactions, page F-29

69. Please reconcile the descriptions, number of shares, and related
amounts and type of consideration received in 2005 to your disclosures of equity transactions in Note 7 on page F-31, and pages
22 and II-2.  Please reconcile the disclosures for 2005 on pages
22
and II-2, including your March 2005 offering, June 2005 offering of
2,587,000 shares and the nature of the consideration received for the
May 2005 offering where you acquired shares of Infinium Labs.
70. On page II-3 you discuss the issuance of 737,742 common shares,
Class A warrants to acquire 368,871 shares of common stock and Class
B warrants to acquire 368,871 shares of common stock to investors of your 2004 private placements in exchange for an extension of the date by which you would use your best efforts to file a registration statement for the securities underlying the shares and the warrants.
Please reconcile with your description of the reason for issuing the shares on page F-29. Please also tell us why you assigned no value to these additional shares and cite the accounting literature upon which you relied. Discuss the significant terms of the agreement with the investors including any registration rights and penalties associated with the shares and warrants.

Note 6. Stock Options, page F-29

71. We note that you cancelled the vested options that you granted to
your officers and directors in September 2004 to purchase
7,000,000
common shares at $0.40 per share, and that none of these outstanding options were exercised. We note that you replaced these options with options to purchase 4,500,000 shares at $0.40 per share, and that the new options do not fully vest as of the grant date. Please tell us if you recorded stock compensation expense related to the modification of the awards in accordance with paragraphs 32-37 of FIN
44.

Note 7. Subsequent Events, page F-31

72. Please reconcile the following with page II-4:
* The name of the company whose shares you acquired. That is, page
F-31 refers to Infiniom Lass, Inc. and page II-4 refers to Infinium
Labs, Inc.
* The number of common shares underlying Class A and Class B warrants. That is, page F-31 refers to the sale of 600,000 units with each unit including one Class A warrant and one Class B warrant each exercisable into 1.5 shares of your common stock. Page II-4 refers to Class A and Class B warrants to each acquire 1,800,000 shares of your common stock.
73. Please tell us how you have accounted for and valued the sale of the 600,000 units in exchange for the 2.7 million shares of Infinium
Labs common stock and why. Cite the accounting literature upon which you relied. We note that the price of the stock of Infinium Labs has significantly decreased since May 2005. Please discuss the ability of the investor to issue the additional shares or cash under the agreement`s make-whole provisions.
74. Please disclose the date upon which you sold the 600,000 units.
Please also disclose all of the significant terms of the units, including the warrants. We note the additional disclosure on page II-4.
75. Please tell us and disclose the nature of the consulting services to be rendered to the company in exchange for the issuance of 2,587,000 shares of your common stock in June 2005. Discuss the relationship of the company to the person who will provide the services. Please tell us and disclose how you are accounting for and valuing these shares and tell us why. Cite the accounting literature upon which you relied.

Item 26, page II-2

76. For each of the private placements to multiple investors demonstrate for us the basis for your claim of Section 4(2) or Rule
506 exemption. For example, how did you verify that each purchaser was an "accredited investor?"
77. Please tell us the consideration you gave to possible integration of your private placement offerings and the effect on your registration exemptions. We note that several sales occurred over a period of a few months.
78. For transactions not involving cash consideration disclose the basis for valuing the other consideration, such as consulting services.

Item 27, page II-5

79. Please file all material contracts made within the last two years or to be performed after the effective date. In this regard we note that you describe numerous contractual relationships with marketing partners and suppliers. See Reg. S-B Item 601(b)(10).
80. Please be advised that we may have additional comments after you file your exhibits.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 Michelle
Goehlke
at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Alan
Morris
at (202) 551-3601 or me at (202) 551-3602 with any other
questions.

      					Sincerely,




      					Thomas A. Jones
      					Senior Attorney

cc. Alex Soufflas (Duane Morris)
Via telefax (609) 631-2401



David M. Daniels, CEO
National Health Partners, Inc.
 July 27, 2005
Page 14